October 13, 2009


Mr. H. Christopher Owings, Assistant Director
Ms. Alexandra M. Ledbetter, Attorney-Advisor
Ms. Ellie Bavaria, Special Counsel
Securities and Exchange Commission
Washington D.C. 20549

Re: Eco Building International
    Registration Statement on Form S-1
    Filed July 8, 2009
    File No. 333-160476

To Whom It May Concern:

On behalf of Eco Building International, a Nevada corporation (the "Company"), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated September 23, 2009 (the "SEC Letter") regarding the Registration Statement on Form S-1 (the "Registration Statement").

Registration Statement on Form S-1

Agreements, Page 17

1) The language on page 17 has been changed to make the statement consistent throughout the registration statement:

"We have executed a letter of intent with Arsenalas-EHG, based out of Lithuania, a manufacturer/exporter/importer and distributer of eco-friendly building products in Europe. We intend to market these products in North America and Europe. A letter of intent in no way guarantees we will ever sell any of Arsenala-EHG's products."

Compliance with Government Regulation, Page 20

2) Changes have been made throughout the Registration Statement to assure that no reference is made to distribution being conducted by Eco Building International. Our business plan is to act as the marketing arm for green product suppliers. In addition the statement "physical delivery and distribution of products will be controlled by suppliers" has been added to the disclosure under Compliance with Government Regulation.

Exhibits

3)   The addition to the Exhibit has been made as requested.

Exhibit 23.1

4)   George Stewart, CPA has made the requested change and the amended Exhibit
     23.1 has been filed.